Exhibit 99.3

Execution Version

LETTER AGREEMENT

This Letter Agreement (this “Agreement”), dated as of May 16, 2022 (the “Signing Date”), is by and among BEIFU FORTUNE INDUSTRIAL CO., LTD., a company incorporated under the Laws of Hong Kong (the “Seller”), GREENTREE INNS HOTEL MANAGEMENT GROUP, INC., a company incorporated under the Laws of the Cayman Islands, the sole shareholder of the Seller (the “Seller Shareholder”) and GREENTREE HOSPITALITY GROUP LTD., a company incorporated under the Laws of the Cayman Islands (the “Buyer”). Each of the Seller, the Seller Shareholder and the Buyer is referred to individually herein as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties have executed a sale and purchase agreement on the date hereof (the “SPA”), pursuant to which the Seller shall sell to the Buyer (or any applicable Buyer Designee), and the Buyer (or any applicable Buyer Designee) shall purchase from the Seller, the Target Interests (as defined in the SPA);

WHEREAS, the Parties now desire to make certain amendments to the SPA on the terms and subject to the conditions herein; and

NOW THEREFORE, in consideration of the mutual agreements, covenants, representations, warranties and indemnities contained in this Agreement, Parties agree as follows:

1.	Defined Terms. All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the SPA.

2.	Amendment to Definitions. The following definitions shall be added to Section 1.1 of the SPA in alphabetical order:

“Capped Amount” shall have the meaning set forth in Section 13.16(b).

“Cash Option” shall have the meaning set forth in Section 13.16(b).

“Founder” shall mean Mr. Alex Xu, being the Chairman and Chief Executive Officer of the Buyer and the Controlling shareholder of the Seller Shareholder as of the Signing Date.

“Guaranteed Liability” shall have the meaning set forth in Section 13.16(a).

“Guarantee Share(s)” shall have the meaning set forth in Section 13.16(a).

“Listco ADS(s)” shall mean the American Depositary Share(s) of the Buyer, each of which is convertible into one(1) Listco Share, that is held by a U.S. depositary bank and available for trading in the New York Stock Exchange.

“Listco Share(s)” shall mean, collectively, the Class A and Class B ordinary shares of the Buyer, par value US$0.50 per share.

“NI Deviation” shall have the meaning set forth in Section 5.9(a).

“NI Target” shall have the meaning set forth in Section 5.9(a).

“Restricted Transferee” shall have the meaning set forth in Section 13.16(a).

“Surrender Letter” shall have the meaning set forth in Section 13.16(a).

“Target ADS Price” shall have the meaning set forth in Section 13.16(c)(iv).

“Target Business” shall mean, collectively, Da Niang Business and Bellagio Business.

“Target Business Net Income” shall have the meaning set forth in Section 5.9(a).

“Testing Period” shall have the meaning set forth in Section 5.9(a).

3.	Amendment to Article V (Pre-Closing Covenants). A new section as follows shall be added to Article V (Pre-Closing Covenants):

“Section 5.9 Performance of the Target Business

(a)              From the date that the audited consolidated annual financial statements in respect of the Buyer Group for the fiscal year of 2022 becomes available until the six (6) month anniversary following the date on which the audited consolidated annual financial statements in respect of the Buyer Group for the fiscal year of 2026 becomes available, the Buyer shall have the right to cause a “big four” accounting firm to prepare the audited annual financial statements of the Target Business of each of the previous fiscal years starting from fiscal year 2022 (inclusive) based on the same accounting principles pursuant to which the audited consolidated annual financial statements in respect of the Buyer Group were prepared (the “Target Business Financial Statements” with respect to the applicable fiscal year) or issue a confirmation letter in respect of the Target Business Net Income and NI Deviation with respect to the applicable fiscal year. For purposes of this Agreement, with respect to any fiscal year of the Buyer Group, “Target Business Net Income” shall mean the aggregate net income (excluding extraordinary and non-recurring items) of the Target Business (for the avoidance of doubt, disregarding minority interests in the Target Business) on a consolidated basis based on the Target Business Financial Statements. “NI Deviation” shall mean, with respect to the five (5) consecutive fiscal years from 2022 to 2026 (the “Testing Period”), the shortfall (if any) of (x) the aggregate Target Business Net Income during such period from (y) USD20,000,000 (the “NI Target”) (for the avoidance of doubt, NI Deviation shall be zero (0) if the aggregate Target Business Net Income during such period is higher than or equal to the NI Target). The Target Business Net Income with respect to any fiscal year, the aggregate Target Business Net Income for the Testing Period or the NI Deviation calculated in accordance with this paragraph shall be deemed final for the purposes of this Agreement and binding upon the Parties.

(b)               Upon written notification by the Buyer to the Seller and the Seller Shareholder of the NI Deviation so calculated, the Seller and the Seller Shareholder shall jointly and severally be liable to pay an amount equal to the NI Deviation to the Buyer in such manner and subject to such limitation as set forth under Section 13.16.”

4.	Amendment to Article XIII (Miscellaneous). Two new sections as follows shall be added to Article XIII (Miscellaneous):

“Section 13.16 Additional Agreements on Seller’s and Seller Shareholder’s Liability

(a)                To guarantee its and Seller’s performance of its obligations under Section 5.9(b), Section 10.1(a) and, in the event that the Seller and the Seller Shareholder shall fail to timely fulfill their respective other indemnification obligations under Section 11.2, such other obligations (the foregoing obligations, collectively, the “Guaranteed Liability”), the Seller Shareholder or its Affiliate shall at all times directly hold at least 4,000,000 Listco Shares (including, for the avoidance of doubt, the Listco ADSs, on an as-converted basis) (the “Guarantee Shares”), and shall deliver a duly signed but undated surrender letter (with the number of Guarantee Shares to be surrendered left blank) in the form and substance as set forth in Exhibit II (a “Surrender Letter”) to the Buyer on the Closing Date. Without obtaining the Requisite Approval in advance, the Seller Shareholder shall not Transfer any Listco Shares and/or Listco ADSs if such Transfer will result in the aggregate number of Listco Shares and/or Listco ADSs held by it (or its Affiliate, if it is the holder of the Guarantee Shares) being less than the number of Guarantee Shares (the Transferee of each such contemplated Transfer, a “Restricted Transferee”).

(b)               In the event that the Buyer or any Buyer Indemnitee makes a claim against the Seller and/or the Seller Shareholder in connection with any Guaranteed Liability, the Seller Shareholder shall have the right to elect to satisfy such Guaranteed Liability:

(i) by wire transfer of an amount equal to the amount of such Guaranteed Liability in immediately available cash to an account designated by the Buyer within ten (10) Business Days following such election, provided that if such amount (when aggregated with all cash amounts already paid by or on behalf of the Seller Shareholder in connection with any previously-settled Guaranteed Liability) shall be equal or greater than US$20,000,000 (the “Capped Amount”), then the amount payable by the Seller Shareholder in connection with such Guaranteed Liability shall be reduced accordingly such that the aggregate amount paid or payable by the Seller Shareholder in connection with all Guaranteed Liabilities shall be equal to the Capped Amount and, upon due payment by the Seller Shareholder of such reduced amount, the Seller and the Seller Shareholder shall be relieved of any remaining liability in connection with such Guaranteed Liability or any Guaranteed Liability that may arise in the future (the “Cash Option”); or

(ii) by surrendering a portion of the Guarantee Shares at zero (0) consideration to the Buyer such that the value of Guarantee Shares so surrendered based on the six-month volume-weighted average price of Listco ADSs shall be equal to the total outstanding liability of the Seller and Seller Shareholder in connection with such Guaranteed Liability, in which case the Buyer, upon obtaining the Requisite Approval (and, for the avoidance of doubt, the approval of the board of directors of the Buyer shall not be required), shall be entitled to fill in such number of Guarantee Shares to be surrendered, date and deliver the relevant Surrender Letter(s) of the Seller Shareholder and the Restricted Transferee(s) (if applicable) and take all such action as may be necessary to give effect to such surrender; provided that (x) if the value of all of the Guarantee Shares so calculated is less than such total outstanding liability, then all of the Guarantee Shares shall be surrendered at zero (0) consideration to the Buyer, upon which the Seller and the Seller Shareholder shall be relieved of any remaining liability in connection with such Guaranteed Liability or any Guaranteed Liability that may arise in the future, and (y) if only a portion of the Guarantee Shares are surrendered in satisfaction of the Guaranteed Liability, the number of Guarantee Shares which remain subject to the guarantee obligation under this Section 13.16(a) shall be reduced by the number of Guarantee Shares already surrendered pursuant to the foregoing (the “Share Option”).

In the event that Seller Shareholder fails to inform the Buyer in writing of its election under this Section 13.16(a) within ten (10) Business Days after its receipt (or deemed receipt under Section 13.2) of Buyer or Buyer Indemnitee’s claim notice of any Guaranteed Liability, it shall be deemed to have elected the Cash Option.

(c)               Notwithstanding anything to the contrary herein, the Seller’s and the Seller Shareholder’s liability under Section 5.9(b) and Section 10.1(a) shall terminate with no further force or effect (without prejudice to any liability already incurred) upon the earlier of (x) the Seller Shareholder having either paid or caused to be paid an aggregate amount equal to the Capped Amount via the Cash Option or having surrendered (and the applicable Restricted Transferee(s) have surrendered) all of the Guarantee Shares via the Share Option, and (y) any of the following event occurring on or before December 31, 2026:

(i)                 the Target Business Net Income for any two consecutive fiscal years during the Testing Period being no less than US$10,000,000 (or its RMB equivalent) per year;

(ii)              completion of fundraising of no less than US$15,000,000 for the Target Business from third party investors, via private placement or public offering, where the pre-money valuation of the Target Business reflects an annual internal rate of return of at least 15% on the valuation of the Target Business as of the date hereof as reflected in the Purchase Price;

(iii)            completion of sale of the Target Business to a third party at a consideration that reflects an annual internal rate of return of at least 15% on the valuation of the Target Business as of the date hereof as reflected in the Purchase Price;

(iv)             the six-month volume-weighted average per ADS price of the Listco ADSs (the “Target ADS Price”) being no less than US$10.00; or

(v)               the Founder no longer holding 50.0% or more of the issued and outstanding ordinary shares of the Buyer on a fully-diluted and as converted basis, directly or indirectly.

Upon such termination, Seller shall be entitled to retain any remaining Guarantee Shares, and all such Guarantee Shares shall be free and clear of the limitations set forth herein. Buyer shall return the Surrender Letter and take all other steps and sign all other documents reasonably necessary or desirable to remove and lift any restrictions on such remaining Guarantee Shares which are imposed hereby or pursuant to the terms hereof.

Section 13.17 Share Subdivision, Share Dividend and Similar Events. Upon any share subdivision, share dividend, share consolidations, recapitalization or other similar event of Listco Shares and/or Listco ADSs, all references to the per share price and number of shares in this Agreement (including the Target ADS Price), for purposes of determining the availability of any rights of the Parties under this Agreement, shall be deemed to have been proportionally adjusted based on such event.”

5.     Amendment to Schedule B (Seller Closing Deliverables). A new sub-paragraph (i) shall be added to paragraph 1 of Schedule B (Seller Closing Deliverables):

“h. the original of a Surrender Letter, undated but duly signed by the Seller Shareholder (with the number of Guarantee Shares to be surrendered left blank).”

6.	Insertion of Exhibit II (Form of Surrender Letter). The contents of Annex A hereof shall be inserted as a new Exhibit II to the SPA.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement, acting by their duly authorized agents, as of the date first above written.

BUYER:

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Dong Li
Name: Dong Li
Title: Chairperson of the Special Committee of Independent Directors

IN WITNESS WHEREOF, the Parties have executed this Agreement, acting by their duly authorized agents, as of the date first above written.

SELLER:

BEIFU FORTUNE INDUSTRIAL CO., LTD.

By:	/s/ Yan Zhang
Name: Yan Zhang
Title: Director

SELLER SHAREHOLDER:

GREENTREE INNS HOTEL MANAGEMENT GROUP, INC.

By:	/s/ Alex Shuguang Xu
Name: Alex Shuguang Xu
Title: Director